Exhibit 12.2

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	Nine Months Ended September 30,		Year Ended December 31,
	2015	2014	2014	2013(1)	2012(1) (2)	2011(1) (2)	2010(1)
	(in $ millions)
Earnings:
Income from continuing operations before taxes	7,003	9,516	12,272	10,807	11,236	10,066	10,323
- Income from associated companies	(256)	(1338)	(1,918)	(599)	(549)	(526)	(798)
Income from continuing operations before taxes (after eliminating our share of income from associated companies)	6,747	8,178	10,354	10,208	10,687	9,540	9,525
+ Fixed charges	580	601	818	798	844	875	796
+ Dividends from associated companies	431	473	478	443	421	397	568
Total EARNINGS	7,758	9,252	11,650	11,449	11,952	10,812	10,889

Fixed charges:
Interest expense	497	516	704	683	724	751	692
Interest within rental expense (1/3 of rental)	83	85	114	115	120	124	104
Total FIXED CHARGES	580	601	818	798	844	875	796

Ratio of Earnings to Fixed Charges	13.4	15.4	14.2	14.3	14.2	12.4	13.7

(1)         Figures for 2013, 2012, 2011 and 2010 differ from previously published information and have been restated to reflect the implications of the presentation of continuing operations as described in more detail for the years 2013 and 2012 under Item 18. Financial Statements — Note 30 in our Annual Report on Form 20-F for the year ended December 31, 2014.

(2)         Figures for 2011 and 2012 have been restated to reflect the adoption of revised IAS 19 on Employee Benefits.